Exhibit 99.2

AMENDMENT TO PLEDGE AGREEMENT

AMENDMENT, dated as of September 25, 2026 (the “Amendment”), to the PLEDGE AGREEMENT, dated as of December 16, 2021, as amended (the “Pledge Agreement”), from Kanders SAF, LLC, a Delaware limited liability company (the “Pledgor”), in favor and for the benefit of BANK OF AMERICA, N.A. and its successors and assigns (the “Bank”).

The parties desire to amend the Pledge Agreement.

Therefore, in consideration of the premises and the agreements herein, the Pledgor hereby agrees with the Bank as follows:

1. Definitions. All terms used herein which are defined in the Pledge Agreement and not otherwise defined herein are used herein as defined therein.

2. Amendments.

(a) Section 2(b)(i) of the Pledge Agreement is hereby amended and restated as follows:

“(i) all debts, obligations or liabilities, of every kind or character of Debtor or any one or more of them to Bank, now or hereafter existing or incurred, whether absolute or contingent, primary or secondary, secured or unsecured, joint or several, voluntary or involuntary, due or not due, or incurred directly or indirectly or acquired by Bank by assignment or otherwise; including interest accruing after commencement of any insolvency, reorganization or like proceeding relating to any Debtor, whether or not allowed in such proceeding and further including all debt, obligations or liabilities arising under or incurred in connection with any and all letters of credit issued by Bank for the account of any Debtor or at the request of any Debtor and any reimbursement, indemnity or similar agreements given by any Debtor to Bank in connection therewith, arising under that certain (A) Loan Agreement, dated as of March 11, 2010, as amended, between Kanders Florida Holdings, Inc. (“KFH”) and the Bank and (B) Loan Agreement, dated as of March 9, 2012, as amended (the “WBK Loan Agreement”), between Warren B. Kanders (“WBK” and collectively with KFH, the “Borrower”) and the Bank (collectively, the “Loan Agreements”) and all other instruments, documents and agreements of every kind and nature now or hereafter executed in connection with the Loan Agreements (including all renewals, increases, extensions, restatements and replacements thereof and amendments and modifications of any of the foregoing);”

(b) Section 3 of the Pledge Agreement is hereby amended and restated as follows:

“3. LIMITATION ON EXTENSIONS OF CREDIT; COLLATERAL MAINTENANCE.

(a)  Bank is not obligated to make any extension of credit under any Indebtedness if, as a result, the Outstanding Balance (as defined later in this Section) would exceed the Borrowing Base (as defined later in this Section). In addition, at all times during the term of this Agreement, Pledgor agrees to maintain, as security for the Indebtedness, Collateral of a type described on the table(s) set forth below this paragraph (collectively, the “Collateral Table”) and otherwise deemed acceptable to Bank from time to time in its sole discretion (“Eligible Collateral”) with an Adjusted Collateral Value (as defined later in this Section) in excess of the Outstanding Balance. Bank reserves the right to modify the Advance Percentages and Margin Call Percentages set forth on the Collateral Table below at any time without notice to Pledgor, Debtor or any other party.

Collateral Type	Advance Percentage*	Margin Call Percentage*
Listed Stocks (NYSE/AMEX)[1] (non-purpose loan) Common Stock of Cadre Holdings, Inc.	70% 55%	75% 60%
NASDAQ Global Select or Global Market Tier Stocks[1] (non-purpose loan)	70%	75%
U.S. Government Obligations	92%	95%
U.S. Agency Bonds	85%	90%
State/Municipal Bonds (Investment Grade)	80%	85%
U.S. Corporate Bonds[2] (Investment Grade)	80%	85%
U.S. Corporate Bonds Convertible to Margin Stock[2]	70%	75%
U.S. Commercial Paper(A1/P1)	85%	90%
U.S. Commercial Paper (A2/P2)	80%	85%
Bank of America Time Deposits and Savings Accounts[3]	100%	100%
Other Federally Insured Negotiable CDs (5 years or less)	85%	90%
Mutual Funds, Exchange Traded Funds[1] and similar investments
Money Market mutual funds, preferred deposits, cash and similar cash equivalents [3]	95%[3]	97%
U. S. Government Obligations	92%	95%
Municipal Bonds	80%	85%
Corporate Bonds[1]	80%	85%
Equities[1]	70%	75%
Mixed Funds or Others[1]	Percentage determined by Bank based upon composition, strategy and liquidity of fund/investment	Percentage determined by Bank based upon composition, strategy and liquidity of fund/investment
Other investment assets, including non-US stocks, sovereign debt, corporate obligations deemed Eligible Collateral by Bank from time to time	Percentage determined by Bank	Percentage determined by Bank

*These represent maximum percentages. Bank reserves the right to reduce the percentages from time to time in its sole discretion without notice to Pledgor, Debtor or any other party.

1Loans for the purpose of purchasing or carrying margin stocks are limited by Regulation U to a maximum Advance Percentage of 50%, or such other percentage as may be established by the Federal Reserve Board from time to time.

2Does not apply to convertible bonds which are convertible into stocks which are limited to the applicable percentages for the stock to which they may convert.

3Advance Percentage may be 0% in certain accounts.

Bank shall have no obligation to give any Collateral Value to any Collateral of a type not shown on the Collateral Table.

(b) (i)  If the Outstanding Balance exceeds at any time the Adjusted Collateral Value of the Eligible Collateral pledged to Bank then Pledgor shall have two (2) business days from the date notification (whether oral or written) of such noncompliance is delivered to Pledgor, to either pledge additional Eligible Collateral satisfactory to Bank, in its sole discretion, or reduce the Outstanding Balance such that, after giving effect thereto, the Outstanding Balance is less than the Borrowing Base as of the date on which such action is taken. Any reduction in the Outstanding Balance shall not affect or reduce any future principal payments due except to the extent such reductions are applied in accordance with the documents evidencing or securing the Indebtedness.

(ii)  In the event Pledgor fails to comply with the terms of subsection (b)(i) of this Section, Bank may, without any further notice of any kind, exercise any of the following rights and remedies, at Bank's option: (A)  the rights and remedies set out in the Section entitled “EVENTS OF DEFAULT; REMEDIES”, including without limitation, the right to accelerate the Indebtedness and liquidate the Collateral, (B)  the right to sell all or any part of the Collateral and apply the proceeds of such sale to the Outstanding Balance, and (C)  in the event that the Indebtedness relates in whole or in part to letter(s) of credit issued by Bank, the right to sell all or any part of the Collateral and hold as cash security for the undrawn amounts of all such letter(s) of credit, an amount equal to the undrawn amounts of such letter(s) of credit.

(iii)  In the event that the Eligible Collateral is declining speedily in value or threatens to decline speedily in value, then, notwithstanding whether or not a violation of subsection (a) shall have occurred and also notwithstanding subsection (b)(i) of this Section, an Event of Default shall be deemed to have occurred hereunder and Bank shall have no obligation to give notice of the failure to comply with subsection (a) of this Section nor to provide an opportunity to cure such noncompliance, and in such a case Bank may immediately at Bank’s sole option (A) declare the Indebtedness to be immediately due and payable, and/or (B) exercise its rights and remedies set out in subsection (b) of the Section entitled “EVENTS OF DEFAULT; REMEDIES”, including without limitation, the right to sell all or any part of the Collateral and applying the proceeds of such Collateral to the Outstanding Balance.

(c)  Subject to the other provisions of this Section and any written agreement to the contrary with Bank, if no Event of Default has occurred under this Agreement or would result from such action, Pledgor may (i) sell, trade, or withdraw any part of the Collateral; or (ii) substitute new Collateral for existing collateral, provided that, in either event, the new Collateral shall be acceptable to Bank in its sole discretion and, after giving effect to such sale, trade, withdrawal or substitution, the Outstanding Balance is less than the Borrowing Base. Pledgor acknowledges and agrees the Bank may restrict withdrawal or substitution of Collateral in its sole discretion to the extent deemed necessary or advisable by Bank to preserve the liquidity and quality of the Collateral, the value of Collateral reserved for current or potential Indebtedness under Hedge Transactions or to otherwise protect Bank’s interests as determined by Bank in its sole discretion.

(d)  Without limiting any other provision of this Agreement, if Pledgor now or hereafter pledges, assigns, mortgages or otherwise grants a security interest or other lien in all or any part of the Collateral to secure other indebtedness or obligations, now existing or hereafter arising, of Pledgor, any Debtor and/or any other third party to Bank (collectively, the “Other Indebtedness”) and/or Pledgor, any Debtor and/or other third party now or hereafter pledges, assigns, mortgages or otherwise grants a security interest or other lien in other assets, including, without limitation, the assets pledged by WBK to the Bank to secure the obligations under the WBK Loan Agreement (collectively, “Other Collateral”) to secure all or part of the Indebtedness, Pledgor acknowledges and agrees that:

(i)  any pledge agreements, security agreements, assignments and/or mortgage instruments given to secure Other Indebtedness or evidencing such pledge, assignment, mortgage or other security interest or lien of any Other Collateral, shall be cumulative hereof to the extent any of the Other Indebtedness is not included in the definition of Indebtedness or unless otherwise indicated in writing and to the extent of any conflict between the applicable terms thereof, Bank shall be permitted to rely on such provisions as it selects in its sole discretion;

(ii)  the percentage applied to the market value of any Other Collateral for the purpose of determining the advance and call ratios, if any, has been or will be set by Bank at the time such Other Collateral is pledged to Bank;

(iii)  at the sole option of Bank, any or all Other Indebtedness may be aggregated with the Indebtedness as defined in this Agreement and any or all Other Collateral may be aggregated with the Collateral as defined in this Agreement for the purposes of any calculations made, from time to time, pursuant to this Section; it being understood and agreed that that advance and call ratios for the assets pledged by WBK to the Bank to secure the obligations under the WBK Loan Agreement will be aggregated with the Collateral for such purposes;

(iv)  any failure to meet the requirements of any provisions of this Section, as applicable, shall permit Bank to refuse to make advances or other financial accommodations or to allow sales, trades, withdrawals or substitutions of Collateral and/or constitute an Event of Default under the terms of this Agreement, in which case Bank may exercise any and all rights and remedies pursuant to the terms of this Agreement or otherwise available to Bank by contract or in law or in equity; and

(v)  any proceeds of any sale of Collateral or any Other Collateral may be applied to the Indebtedness, Other Indebtedness and/or any other indebtedness that may be secured by any Other Collateral as Bank may determine in its sole discretion.

Pledgor hereby waives notice of any additional lien or security interest granted in any Other Collateral and notice of any other indebtedness secured by any Other Collateral.

(e)  For purposes hereof:

(i)  The “Adjusted Collateral Value” is the sum of the amounts determined by multiplying the Collateral Value by the applicable Margin Call Percentage (up to the maximum shown on the Collateral Table) for each type of Eligible Collateral pledged to Bank.

(ii)  The “Borrowing Base” is the sum of the amounts determined by multiplying the Collateral Value by the applicable Advance Percentage (up to the maximum shown on the Collateral Table) for each type of Eligible Collateral pledged to Bank.

(iii)  The “Outstanding Balance” means the outstanding principal balance of the Indebtedness from time to time, including the undrawn and the drawn and unreimbursed amounts of any letters of credit. In the case of any guaranty included in the calculation of the Outstanding Balance, the calculation shall include the outstanding principal amount of any facility subject to the guaranty, subject to any limitation set forth in the guaranty. In the sole discretion of Bank, the Outstanding Balance may also include the Hedge Exposure with respect to any Hedge Transactions secured hereby. “Hedge Exposure” means, in respect of any one or more Hedge Transactions, after taking into account the effect of any legally enforceable netting agreement relating to such Hedge Transactions recognized by Bank or its affiliate, (a) for any date on or after the date such Hedge Transactions have been closed out and termination values(s) determined in accordance therewith, such termination value(s) owing by any Debtor to Bank or its affiliate, and (b) for any date prior to the date referenced in clause (a), the amounts(s), if any, which any Debtor would owe Bank or its affiliate, if the Hedge Transactions were terminated, with such mark-to-market value(s) determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Hedge Transactions (which may include Bank or any of its affiliates) in accordance with Bank’s or such affiliate’s standard method of calculation of such amounts.

(iv)(A)  The "Collateral Value" of Eligible Collateral shall be determined at any given time as follows:

(1)  If stock, the Collateral Value shall be determined by multiplying (A) the per share price of such stock at the close of the most recent regular trading day (excluding after-hours trading) on the New York Stock Exchange, American Stock Exchange, NASDAQ Global Select or Global Market Tier or other major exchange where such stock is listed acceptable to Bank (each, a “Designated Exchange”) as applicable for such stock, times (B) the number of shares of such stock held by Bank as Collateral. In the event that stock held as Collateral is not traded on a Designated Exchange, the Collateral Value of such stock shall be determined by obtaining the quoted value of such stock from a reputable brokerage firm selected by Bank (which may be an affiliate of Bank). If stock is traded on more than one Designated Exchange, the Collateral Value of such stock for any purpose under this Agreement shall be determined by using the lower per share price.

(2)  If a mutual fund, the Collateral Value shall be determined by multiplying (A) the most recent per share net asset value of such mutual fund obtained from the Wall Street Journal, or such other reputable reporting service as Bank may select, times (B) the number of shares of such mutual fund held by Bank as collateral. In the event that such net asset value is not available in the Wall Street Journal, or such other reputable reporting service as Bank may select, the Collateral Value shall be the value quoted to Bank by a reputable brokerage firm selected by Bank (which may be an affiliate of Bank).

(3)  If corporate bonds, the Collateral Value shall be determined from the most recent closing price for such bonds obtained from the Wall Street Journal, or such other reputable reporting service as Bank may select. If such closing price is not available in the Wall Street Journal, or such other reputable reporting service as Bank may select, the Collateral Value shall be the value quoted to Bank by a reputable brokerage firm selected by Bank (which may be an affiliate of Bank).

(4)  If government or agency obligations or bonds, the Collateral Value shall be determined from the most recent closing bid price for such bonds obtained from the Wall Street Journal, or such other reputable reporting service as Bank may select. If such closing bid price is not available in the Wall Street Journal, or such other reputable reporting service as Bank may select, the Collateral Value shall be the value quoted to Bank by a reputable brokerage firm selected by Bank (which may be an affiliate of Bank).

(5)  For Eligible Collateral not covered above, or for which no quote is available from a reputable brokerage firm as set forth above, the Collateral Value shall be determined by Bank in its sole discretion. Notwithstanding anything set forth above to the contrary, to the extent that any stock, mutual fund or bond ceases to be publicly traded on a Designated Exchange or other recognized market acceptable to Bank in its sole discretion, Bank may, notwithstanding the availability of any brokerage firm quotations, cease to afford such Eligible Collateral any Collateral Value or afford it only such Collateral Value as Bank may deem appropriate in its sole discretion.

(6)  In no event shall any exchange-traded call, put or other option be afforded any Collateral Value. Bank reserves the right to prohibit or limit any calls, puts or other options in the Accounts in its sole discretion.

(7)  For any stock or other Eligible Collateral whose price is not denominated or quoted in U.S. Dollars, Bank shall determine the Collateral Value based on the U.S. Dollar equivalent for such price. The U.S. Dollar equivalent shall be determined by Bank from time to time based upon Bank’s spot rate for the purchase of the applicable foreign currency with U.S. Dollars or such other method as Bank shall reasonably determine. Pledgor acknowledges that currency fluctuations may affect the Collateral Value of any Eligible Collateral not denominated or quoted in U.S. Dollars.

(8)  In addition to its other rights and remedies set forth herein, Bank reserves the right in its sole discretion to reduce the Collateral Value of any Eligible Collateral (including, without limitation shares of Common Stock of Cadre Holdings, Inc.) based upon (i) the per share price of any security as of the close of trading on the Designated Exchange for such security (or net asset value as of the date last reported) of any security constituting Eligible Collateral falling below $10, (ii) the liquidity or marketability of such Eligible Collateral as determined by Bank, (iii) the concentration of any single issuer or class of issuers’ securities included as Eligible Collateral hereunder and (iv) Pledgor’s election to purchase or sell any puts, calls or other options with respect to the Eligible Collateral or in the Accounts.

(B)  Bank reserves the right, in its sole and absolute discretion to determine at any time whether or not an asset constitutes Eligible Collateral but no Collateral shall be deemed to be Eligible Collateral unless it is subject to a perfected, first priority security interest in favor of Bank. Furthermore, to the extent that Pledgor has not (1) delivered any Collateral consisting of certificated securities or instruments into the possession of Bank, (2) obtained the written agreement of any bailee or securities intermediary in form and substance satisfactory to Bank with respect to any Collateral, (3) delivered, in connection with any Collateral consisting of partnership, limited liability company or other similar interests held in any account, any consent or agreement required by the constituent documents of such partnership, limited liability company or other entity or otherwise requested by Bank in form and substance satisfactory to Bank, or (4) taken any other action required by Bank with respect to the Collateral, Bank, in its sole discretion, may exclude from the calculations of this Agreement, the Collateral Value of any such Collateral until Pledgor has complied with such covenant to the sole satisfaction of Bank.”

3. Representations and Warranties. The Pledgor hereby represents and warrants to the Bank as follows:

(a)  The representations and warranties made by the Pledgor in the Pledge Agreement are true and correct on and as of the date hereof as though made on and as of the date hereof (except to the extent such representations and warranties expressly related to an earlier date).

(b)  The Pledgor has all requisite power and authority to execute, deliver and perform this Amendment and to perform the Pledge Agreement, as amended hereby.

(c)  Neither the execution and delivery of this Amendment by Pledgor, nor the consummation of the transactions contemplated hereby, nor the fulfillment of, nor the compliance with, the terms, conditions or provisions hereof by Pledgor, will conflict with, result in a breach of, or constitute a default under (i) any statute, law, ordinance, rule or regulation applicable to Pledgor or the Collateral or (ii) any indenture, agreement or other instrument, or any judgment, order or decree, to which Pledgor is a party or by which any of its assets, including, without limitation, the Collateral, may be bound, which conflict, breach or default would have a material adverse effect on Pledgor’s ability to perform its obligations under this Amendment, or the Pledge Agreement, as amended hereby, or the rights and remedies of the Bank under this Amendment or the Pledge Agreement, as amended hereby.

(d)  Each of this Amendment and the Pledge Agreement, as amended hereby, constitutes the legal, valid and binding obligation of the Pledgor, enforceable against the Pledgor in accordance with its terms, except as may be limited by bankruptcy, insolvency or other similar laws and by general principles of equity.

4. Continued Effectiveness of the Pledge Agreement. Except as otherwise expressly provided herein, the Pledge Agreement and the other Loan Documents to which the Pledgor is a party are, and shall continue to be, in full force and effect and are hereby ratified and confirmed in all respects except that on and after the date hereof (i) all references in the Pledge Agreement to “this Agreement,” “hereto,” “hereof,” “hereunder” or words of like import referring to the Pledge Agreement shall mean the Pledge Agreement as amended by this Amendment, and (ii) all references in the other Loan Documents to which the Pledgor is a party to the Pledge Agreement, “thereto,” “thereof,” “thereunder” or words of like import referring to the Pledge Agreement shall mean the Pledge Agreement as amended by this Amendment.

5. Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but each of which taken together shall constitute one and the same agreement.

6. Headings. Section headings herein are included for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

7. Governing Law. This Amendment shall be governed by, and construed in accordance with, the law of the State of New York.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as of the date first above written.

BANK:

Bank of America, N.A.

By:	/s/ Jane R. Heller
Name: Jane R. Heller
Title: Managing Director

PLEDGOR:

Kanders SAF, LLC

By:	/s/ Warren B. Kanders[(Seal)]
Signature
Warren B. Kanders, Member
Printed Name and Title